UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                LOGIMETRICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54141 01 06
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Michael Marrone, c/o Cramer Rosenthal McGlynn, LLC, 707 Westchester Avenue,
                   White Plains, New York 10604 (212) 415-0474
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 21, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gerald B. Cramer
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,242,098 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        3,242,098 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,242,098 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.29%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Fred M. Filoon
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             324,206 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        324,206 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      324,206 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.13%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Eugene A. Trainor, III
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             162,112 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        162,112 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      162,112 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .57%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Richard S. Fuld, Jr.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             486,314 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        486,314 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      486,314 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Cramer Rosenthal McGlynn, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               429,924 Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             18,737,033 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power

                        429,924 Shares
                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        18,737,033 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      19,166,955 Shares*
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      41.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* Cramer Rosenthal McGlynn, LLC has sole power to vote and dispose of all 429,924 shares directly held by it, and shares voting and dispositive power with each other Reporting Person over all shares beneficially owned by each such Reporting Person by virtue of its position as investment advisor of each of the other Reporting Persons.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      McGlynn Family Partnership
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             324,206 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        324,206 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      324,206 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.13%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edward J. Rosenthal Keogh
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             324,206 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        324,206 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      324,206 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.13%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      L.A.D. Equity Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             693,299 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        693,299 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      693,299 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.44%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CRM 1997 Enterprises Fund, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,102,237 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        2,102,237 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,102,237 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      6.88%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CRM Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,771,532 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        1,771,532 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,771,532 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.86%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CRM Retirement Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             984,182 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        984,182 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      984,182 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.34%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CRM Madison Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             984,182 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        984,182 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      984,182 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.34%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CRM U.S. Value fund, Ltd.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bermuda
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             336,152 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        336,152 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      336,152 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.17%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CRM 1998 Enterprise Fund, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,722,897 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        2,722,897 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,722,897 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      8.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      A.C. Israel Enterprises, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,242,098 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        3,242,098 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,242,098 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.29%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

CUSIP No. 54141 01 06
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CRM-EFO Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             810,523 Shares*
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power


                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        810,523 Shares*
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      810,523 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.77%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------

* The Reporting Person shares voting and dispositive power over all such shares with Cramer Rosenthal McGlynn, LLC, its investment advisor with respect to such shares.

      This Amendment No. 1 is being filed pursuant to Rule 13-d-(2) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and amends the
Schedule 13D previously filed as of November 20, 1997 (the "Schedule 13D"). At the time that the Schedule 13D was filed, CRM Eurycleia Partner, L.P. ("Eurycleia") was included as a Reporting Person. However, Eurycleia was dissolved in 1998, and all shares of Common Stock beneficially owned by Eurycleia were distributed to its General Partner as well as to certain of the Reporting Persons. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 1.     Security and Issuer

            Item 1 is hereby amended and restated to read as follows:

            This statement is being filed to report the transactions by each of Gerald B. Cramer, Fred M. Filoon, Eugene A. Trainor III, Richard S. Fuld, Jr., Cramer Rosenthal McGlynn, LLC, McGlynn Family Partnership, Edward J. Rosenthal KEOGH, L.A.D. Equity Partners, L.P., CRM 1997 Enterprise Fund, LLC, CRM Partners, L.P., CRM Retirement Partners, L.P., CRM Madison Partners, L.P., CRM U.S. Value Fund, Ltd., CRM 1998 Enterprise Fund, LLC, A.C. Israel Enterprises, Inc. and CRM-EFO Partners, L.P. (collectively, the "Reporting Persons") in shares of Common Stock, par value of $.01 per share of the Company (the "Common Stock") as well as in the following securities of the Company that are convertible into or exercisable to purchase Common Stock: Class A 13% Convertible Senior Subordinated Pay-In-Kind Debentures Due 1999 (the "Debentures"), which Debentures are convertible into shares of Common Stock at a conversion price of $.41667 per share; Class C 13% Convertible Senior Subordinated Debentures Due 1999 (the "Class C Debentures"); Series G Warrants (the "G Warrants"), which G Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.50 per share; Series H Warrants (the "H Warrants"), which H Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.60 per share; and Series I Warrants (the "I Warrants"), which I Warrants are exercisable for a period of seven
            (7) years to purchase shares of Common Stock at an exercise price of $1.125 per share.

            On July 29, 1997, certain investors, including the Reporting Persons, entered into a Purchase Agreement (the "Initial Purchase Agreement") relating to a proposed financing (the "Financing") of the Company, consisting of up to $3,583,333 principal amount of Debentures, up to 9,350,000 G Warrants at a purchase price of $.07 per G Warrant, up to 1,433,333 H Warrants at a purchase price of $.06 per H Warrant and up to 716,667 I Warrants at a purchase price of $.04 per I Warrant, for aggregate gross proceeds to the Company of up to $4,352,500. On July 30, 1997, certain of the foregoing investors, including certain of the Reporting Persons, consummated the first closing of the initial purchase (the "Initial Purchase") of such Financing, consisting of an aggregate of $2,535,942 principal amount of Debentures, 6,866,129 G Warrants, 1,074,114 H Warrants and 537,057 I Warrants. One of the investors, not among the Reporting Persons, had the right, in a second closing of the Initial Purchase, to purchase $214,058 principal amount of Debentures, 483,871 G Warrants, 25,886 H Warrants and 12,943 I Warrants.

            In May and August of 1998, certain investors, including certain of the Reporting Persons, exercised an option to purchase (the "Optional Purchase"), in the aggregate, $833,333 principal amount of Debentures, 2,000,000 G Warrants, 333,333 H Warrants and 166,667 I Warrants.

            On October 21, 1998, certain investors, including certain of the Reporting Persons, entered into a Purchase Agreement (the "Second Purchase Agreement") with the Company, for the purchase (the "Class C Purchase") by such investors of $2,666,667 in aggregate principal amount of Class C Debentures for aggregate gross proceeds to the Company of $2,000,000.

            In addition, on October 21, 1998, certain investors, including certain of the Reporting Persons, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with an individual stockholder of the Company, for the purchase (the "Common Purchase"; and together with the Class C Purchase, the "Second Financing") by such investors of 2,000,000 shares of Common Stock for an aggregate purchase price of $500,000.

            The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.

Item 2.     Identity and Background

            Item 2 is hereby amended and restated to read as follows:

            (a) This Statement is being filed by Gerald B. Cramer, an individual, Fred M. Filoon, an individual, Eugene A. Trainor, III, an individual, Richard S. Fuld, Jr., an individual, Cramer Rosenthal McGlynn, LLC, a Delaware limited liability company ("Cramer Rosenthal"), McGlynn Family Partnership, a New York limited partnership ("McGlynn Family"), Edward J. Rosenthal KEOGH, a retirement plan ("Rosenthal KEOGH"), L.A.D. Equity Partners, L.P., a Delaware limited partnership ("L.A.D Equity"), CRM 1997 Enterprise Fund, LLC, a New York limited liability company ("CRM 1997"), CRM Partners, L.P., a Delaware limited partnership ("CRM Partners"), CRM Retirement Partners, L.P., a Delaware limited partnership ("CRM Retirement"), CRM Madison Partners, L.P., a Delaware limited partnership ("CRM Madison"), CRM U.S. Value Fund Ltd., a Bermuda corporation ("CRM U.S. Value"), CRM 1998 Enterprise Fund, LLC ("CRM 1998"), a New York limited liability company, A. C. Israel Enterprises, Inc., a Delaware corporation ("A.C. Israel"), and CRM-EFO Partners, L.P., a Delaware limited partnership ("CRM-EFO"). Mr. Cramer, Mr. Filoon, Mr. Trainor, Mr. Fuld, Cramer Rosenthal, McGlynn Family, Rosenthal KEOGH, L.A.D. Equity, CRM 1997, CRM 1998, CRM Partners, CRM Retirement, CRM Madison, CRM U.S. Value, A.C. Israel and CRM-EFO are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with the other investors in the Financing or the Second Financing.

            (b) - (c)

            Gerald B. Cramer

            Mr. Cramer is principally employed as the Chairman of Cramer Rosenthal McGlynn, LLC, a firm that provides investment management services, and as the Chairman of the Board of Cramer Rosenthal McGlynn, Inc., which is the general partner of CRM Partners, CRM Retirement and CRM Madison, and the investment advisor of CRM-EFO Investments, LLC, the general partner of CRM-EFO and CRM U. S. Value. The principal business address of Mr. Cramer is 707 Westchester Avenue, White Plains, New York 10604.

            Fred M. Filoon

            Mr. Filoon is principally employed as a Senior Vice President of Cramer Rosenthal McGlynn, LLC, a firm that provides investment management services, and as Senior Vice President of Cramer Rosenthal McGlynn, Inc., which is the general partner of CRM Partners, CRM Retirement and CRM Madison, and the Managing Member of CRM-EFO Investments, LLC, the general partner of CRM-EFO and CRM U.
            S. Value. The principal business address of Mr. Filoon is 707 Westchester, New York, New York 10604.

            Eugene A. Trainor, III

            Mr. Trainor is principally employed as the Chief Financial Officer of Cramer Rosenthal McGlynn, LLC, a firm that provides investment management services, and as Senior Vice President of Cramer Rosenthal McGlynn, Inc., which is the general partner of CRM Partners, CRM Retirement and CRM Madison, and the Managing Member of CRM-EFO Investments, LLC, the general partner of CRM-EFO, and CRM U.
            S. Value. The principal business address of Mr. Trainor is 707 Westchester, New York 10604.

            Richard S. Fuld, Jr.

            Mr. Fuld is a client of Cramer Rosenthal McGlynn, LLC. The principal business address of Mr. Fuld is c/o Lehman Brothers, 3 World Trade Center, New York, NY 10285.

            Cramer Rosenthal McGlynn, LLC

            Cramer Rosenthal McGlynn, LLC is a corporation that provides investment management services, and is the Managing Member of CRM 1997 and CRM 1998. The principal business address of Cramer Rosenthal McGlynn is 707 Westchester Avenue, White Plains, New York 10604.

            McGlynn Family Partnership

            McGlynn Family is a limited partnership that consists of investments of the family of Ronald H. McGlynn, the president and CEO of Cramer Rosenthal McGlynn. The principal business address of McGlynn Family is 520 Madison Avenue, New York, NY 10022.

            Edward J. Rosenthal KEOGH

            Rosenthal KEOGH is a retirement plan for Mr. Edward J. Rosenthal, Vice Chairman of Cramer Rosenthal McGlynn, LLC. The principal business address of Rosenthal KEOGH is 707 Westchester Avenue, White Plains, New York 10604.

            L.A.D. Equity Partners, L.P.

            L.A.D. Equity is a limited partnership that consists of investments for the Pergament family. Flint Investments, Inc. is the general partner, of which Arthur J. Pergament, Senior Vice President and Shareholder of CRM is Vice President and Secretary, and Robert M. Pergament, a client of CRM is President and Treasurer. The principal business address of L.A.D. Equity is 520 Madison Avenue, New York, New York 10022.

            CRM 1997 Enterprise Fund, LLC

            CRM 1997 is a limited liability company that provides investments in shares of small to medium sized, often value oriented companies with potential for long-term capital appreciation, through investment funds (venture capital and leveraged buyout funds). Cramer Rosenthal is the Managing Member of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President and Mr. Trainor is Senior Vice President. The principal business address of CRM 1997 Enterprises is 707 Westchester Avenue, White Plains, New York 10604.

            CRM 1998 Enterprise Fund, LLC

            CRM 1998 is a limited liability company that provides investments in shares of small to medium sized, often value oriented companies with potential for long-term capital appreciation, through investment funds (venture capital and leveraged buyout funds). Cramer Rosenthal is the Managing Member of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President and Mr. Trainor is Senior Vice President. The principal business address of CRM 1998 Enterprises is 707 Westchester Avenue, White Plains, New York 10604.

            CRM Partners, L.P.

            CRM Partners is a limited partnership that invests in common and preferred stocks, bonds, options and other money market instruments, utilizing hedging techniques including short selling in an effort to reduce market volatility. CRM, Inc. is the general partner of which Mr. Cramer is Chairman, Mr. Filoon is Senior

            Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM Partners, L.P. is 707 Westchester Avenue, White Plains, New York 10604.

            CRM Retirement Partners. L.P.

            CRM Retirement is a limited partnership that invests in common and preferred stocks, bonds, options and other money market instruments, utilizing hedging techniques including short selling in an effort to reduce market volatility. CRM, Inc. is the general partner of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM Retirement, L.P. is 707 Westchester Avenue, White Plains, New York 10604.

            CRM Madison Partners, L.P.

            CRM Madison is a limited partnership that invests in common and preferred stocks, bonds, options and other money market instruments, utilizing hedging techniques including short selling in an effort to reduce market volatility. CRM Management, Inc. is the general partner of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM Madison, L.P. is 707 Westchester Avenue, White Plains, New York 10604.

            CRM U.S. Value Fund Ltd.

            CRM U.S. Value is a Bermuda corporation whose objective is long-term capital appreciation through investments primarily in equity and equity-related securities of U. S. companies with middle market capitalizations. The principal business address of CRM Value Fund is 6 Front Street, Hamilton, HM 11, Bermuda.

            A.C. Israel Enterprises, Inc.

            A.C. Israel Enterprises, Inc. is a limited partnership that handles the investments of the Israel family, clients of Cramer Rosenthal McGlynn. The principal business address of A.C. Israel Enterprises, Inc. is 707 Westchester Avenue, White Plains, New York 10604.

            CRM-EFO Partners

            CRM -EFO Partners is a limited partnership whose objective is long-term capital appreciation through investments primarily in equity and equity-related securities of U. S. companies with middle market capitalizations. CRM-EFO LLC, a Delaware limited liability company is the general partner of the partnership. CRM, Inc. is the Managing Member of the general partner, of which Mr. Cramer is Chairman, Mr. Filoon is Senior Vice President, and Mr. Trainor is Senior Vice President. The principal business address of CRM-EFO is 707 Westchester Avenue, White Plains, New York 10604.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

            (f) Each of the individual Reporting Persons is a citizen of the United States of America. Cramer Rosenthal is a Delaware limited liability company. McGlynn Family is a New York limited partnership. Rosenthal KEOGH is a retirement plan. L.A.D. Equity is a New York limited partnership. CRM 1997 is a New York limited liability company. CRM 1998 is a NewYork limited liability company. CRM Partners is a New York limited partnership. CRM Retirement is a Delaware limited partnership. CRM Madison is a Delaware limited partnership. CRM U.S. Value is a Bermuda corporation. A.C. Israel is a Delaware corporation. CRM-EFO is a Delaware limited partnership.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The source of the $736,569 paid by Mr. Cramer, the $73,656 paid by Mr. Filoon, the $36,830 paid by Mr. Trainor and the $110,486 paid by Mr. Fuld for the Common Stock, Debentures, Class C Debentures, G Warrants, H Warrants and I Warrants purchased by such individuals, as set forth in Item 5 below, was personal funds of such individuals.

            The source of the $80,781 paid by Cramer Rosenthal, the $73,656 paid by McGlynn Family, the $73,656 paid by Rosenthal KEOGH, the $163,775 paid by L.A.D. Equity, the $476,379 paid by CRM 1997, the $391,760 paid by CRM Partners, the $218,645 paid by CRM Retirement, the $218,645 paid by CRM Madison, the $75,000 paid by CRM U.S. Value, the $736,569 paid by A.C. Israel and the $184,142 paid by CRM-EFO for the Common Stock, Debentures, the Class C Debentures, G Warrants, H Warrants and I Warrants purchased by such entities, as set forth in Item 5 below, was working capital of such entities.

Item 4.     Purpose of Transaction.

            Item 4 is hereby amended and restated to read as follows:

            The Reporting Persons acquired the Common Stock, Debentures, Class C Debentures, G Warrants, H Warrants and I Warrants of the Company reported herein as being owned by each of them for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the Common Stock, Debentures, Class C Debentures, G Warrants, H Warrants and/or I Warrants or other securities of the Company that each now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and under the documents pursuant to which such securities were purchased.

            Each of the Reporting Persons has entered into a stockholders' agreement, the "Stockholders' Agreement"; a copy of which is attached as Exhibit 2 to the Schedule 13D) with the Company and Charles Brand, the Chairman of the Board and Chief Technical Officer of the Company and the Company's largest shareholder, in which the Reporting Persons agreed, among other things, to certain limitations on their ability to dispose of their shares of the Common Stock, grant and are granted certain "tag-along" rights with respect to future sales of the Common Stock, and agree to vote their shares of Common Stock for the appointment of certain nominees as members of the Company's Board of Directors and for certain other matters as set forth below. The Reporting Persons, except for Phineas Broadband Systems, L.P., entered into a separate stockholders' agreement with certain investors in the Initial Purchase (the "InterPurchaser Agreement") pursuant to which the Reporting Persons granted and were granted certain additional "tag-along" rights with respect to future sales of Common Stock.

            Among other things, the Stockholders' Agreement provides that a majority of the Directors appointed by the Majority Investors can recommend to the Board that the Company be sold and Mr. Brand and any transferee of his securities have agreed to use their best efforts to cause the Brand Directors to vote in favor of the sale provided that such recommendation is consistent with their fiduciary duties.

            Certain amendments have been made to the by-laws of the Company to implement the provisions of the Stockholders' Agreement.

            Except as otherwise set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through (j) of Item 4 of
            Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated to read as follows:

            (a) - (c)

            Set forth below is a description of the number of shares of Common Stock and the percentage of the aggregate shares of Common Stock issued and outstanding, held by each Reporting Person. All of the Class C Debentures reported below were purchased by the respective Reporting Persons on October 21, 1998 pursuant to the Second Purchase Agreement, at a purchase price equal to 75% of the principal amount of Class C Debentures purchased by such Reporting Person. All shares of outright Common Stock reported herein as being held by Reporting Persons were acquired on October 21, 1998 pursuant to the Stock Purchase Agreement, at a price per share of $0.25.

            Gerald B. Cramer

            Mr. Cramer beneficially owns 3,242,098 shares of Common Stock, comprised of 1,027,479 shares issuable upon conversion of $482,117 principal amount of Debentures and 168,154 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 967,742 shares issuable upon exercise of 967,742 G Warrants, 51,772 shares issuable upon exercise of 51,772 H Warrants, 25,886, shares issuable upon exercise of 25,886 I Warrants, 218,372 shares of Common Stock and 782,692 shares issuable upon conversion of $242,635 principal amount of Class C Debentures currently owned by Mr. Cramer.

            For purposes of this Schedule 13D, such 3,242,098 shares of Common Stock comprise 10.29% of the issued and outstanding shares of the Common Stock, based on information received from the Company.

            Mr. Cramer shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            Fred M. Filoon

            Mr. Filoon beneficially owns 324,206 shares of Common Stock comprised of 102,748 shares issuable upon conversion of $42,812 principal amount of Debentures and 16,814 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 96,774 shares issuable upon exercise of 96,774 G Warrants, 5,177 shares issuable upon exercise of 5,177 H Warrants, 2,589 shares issuable upon exercise of 2,589 I Warrants, 21,837 shares of Common Stock and 78,267 shares issuable upon conversion of $24,263 principal amount of Class C Debentures currently owned by Mr. Filoon.

            For purposes of this Schedule 13D, such 324,206 shares of Common Stock comprise 1.13% of the issued and outstanding shares of the Common Stock based on information provided by the Company.

            Mr. Filoon shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            Eugene A. Trainor III

            Mr. Trainor beneficially owns 162,112 shares of Common Stock comprised of 51,374 shares issuable upon conversion of $21,406 principal amount of Debentures and 8,407shares issuable upon conversion of the paid-in-kind interest payments received on such Debentures as of October 15, 1998, 48,387 shares issuable upon exercise of 48,387 G Warrants, 2,589 shares issuable upon exercise of 2,589 H Warrants, 1,294 shares issuable upon exercise of 1,294 I Warrants, 10,920 shares of Common Stock and 39,140 shares issuable upon conversion of $12,133 principal amount of Class C Debentures currently owned by Mr. Trainor.

            For purposes of this Schedule 13D, such 162,112 shares of Common Stock comprise .57% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            Mr. Trainor shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            Richard S. Fuld, Jr.

            Mr. Fuld beneficially owns 486,314 shares of Common Stock comprised of 154,120 shares issuable upon conversion of $64,217 principal amount of Debentures and 25,222 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 145,161 shares issuable upon exercise of 145,161 G Warrants, 7,766 shares issuable upon exercise of 7,766 H Warrants, 3,883 shares issuable upon exercise of 3,883 I Warrants, 32,756 shares of Common Stock and 117,406 shares issuable upon conversion of $36,396 principal amount of Class C Debentures currently owned by Mr. Fuld.

            For purposes of this Schedule 13D, such 486,314 shares of Common Stock comprise 1.70% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            Mr. Fuld shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            Cramer Rosenthal McGlynn, LLC

            Cramer Rosenthal beneficially owns 19,166,955 shares of Common Stock comprised of (i) 105,311 shares issuable upon conversion of $43,883 principal amount of Debentures and 17,332 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 299,319 shares issuable upon exercise of 299,319 G Warrants, 5,306 shares issuable upon exercise of 5,306 H Warrants, and 2,654 shares issuable upon exercise of 2,654 I Warrants currently owned by Cramer Rosenthal and (ii) 18,737,033 shares of Common Stock currently held by the other Reporting Persons, by virtue of Cramer Rosenthal's position as investment advisor to each such Reporting Person with respect to such shares.

            For purposes of this Schedule 13D, such 19,166,955 shares of Common Stock comprise 41.27% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            Cramer Rosenthal has the sole power to vote and dispose of 429,924 shares directly held by it and shared power to vote and dispose of the 18,737,033 shares held by the other Reporting Persons.

            McGlynn Family Partnership

            McGlynn Family beneficially owns 324,206 shares of Common Stock comprised of 102,748 shares issuable upon conversion of $42,452 principal amount of Debentures and 16,814 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 96,774 shares issuable upon exercise of 96,774 G Warrants, 5,177 shares issuable upon exercise of 5,177 H Warrants, and 2,589 shares issuable upon exercise of 2,589 I Warrants, 21,836 shares of Common Stock and 78,267 shares issuable upon conversion of $24,263 principal amount of Class C Debentures currently owned by McGlynn Family.

            For purposes of this Schedule 13D, such 324,206 shares of Common Stock comprise 1.13% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            McGlynn Family shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            Edward J. Rosenthal KEOGH

            Rosenthal KEOGH beneficially owns 324,206 shares of Common Stock comprised of 102,748 shares issuable upon conversion of $42,452 principal amount of Debentures and 16,814 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 96,775 shares issuable upon exercise of 96,775 G Warrants, 5,177 shares issuable upon exercise of 5,177 H Warrants, 2,589 shares issuable upon exercise of 2,589 I Warrants, 21,836 shares of Common Stock and 78,267 shares issuable upon conversion of $24,263 principal amount of Class C Debentures currently owned by Rosenthal KEOGH.

            For purposes of this Schedule 13D, such 324,206 shares of Common Stock comprise 1.13% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            Rosenthal KEOGH shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            L.A.D. Equity Partners, L.P.

            L.A.D. Equity beneficially owns 693,299 shares of Common Stock comprised of 317,702 shares issuable upon conversion of $132,386 principal amount of Debentures and 52,354 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 299,231 shares issuable upon exercise of 299,231 G Warrants, 16,008 shares issuable upon exercise of 16,008 H Warrants and 8,004 shares issuable upon exercise of 8,004 I Warrants.

            For purposes of this Schedule 13D, such 693,299 shares of Common Stock comprise 2.44% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            L.A.D. Equity shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            CRM 1997 Enterprise Fund, LLC

            CRM 1997 beneficially owns 2,102,237 shares of Common Stock comprised of 980,962 shares issuable upon conversion of $408,767 principal amount of Debentures and 123,204 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 923,930 shares issuable upon exercise of 923,930 G Warrants, 49,428 shares issuable upon exercise of 49,428 H Warrants, and 24,713 shares issuable upon exercise of 24,713 I Warrants currently owned by CRM 1997.

            For purposes of this Schedule 13D, such 2,102,237 shares of Common Stock comprise 6.88% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            CRM 1997 shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            CRM 1998 Enterprise Fund, LLC

            CRM 1998 beneficially owns 2,722,897 shares of Common Stock comprised of 593,972 shares of Common Stock and 2,128,925 shares issuable upon conversion of $659,967 principal amount of Class C Debentures currently owned by CRM 1998.

            For purposes of this Schedule 13D, such 2,722,897 shares of Common Stock comprise 8.9% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            CRM 1998 shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            CRM Partners, L.P.

            CRM Partners beneficially owns 1,771,532 shares of Common Stock comprised of 805,051 shares issuable upon conversion of $335,465 principal amount of Debentures and 147,389 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 758,245 shares issuable upon exercise of 758,245 G warrants, 40,565 shares issuable upon exercise of 40,565 H Warrants, and 20,282 shares issuable upon exercise of 20,282 I Warrants currently owned by CRM Partners.

            For purposes of this Schedule 13D, such 1,771,532 shares of Common stock comprise 5.86% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            CRM Partners shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            CRM Retirement Partners, L.P.

            CRM Retirement beneficially owns 984,182 shares of Common stock comprised of 447,250 issuable upon conversion of $186,369 principal amount of Debentures and 81,880 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 421,248 shares issuable upon exercise of 421,428 G Warrants, 22,536 shares issuable upon exercise of 22,536 H Warrants, and 11,268 shares issuable upon exercise of 11,268 I Warrants currently owned by CRM Retirement.

            For purposes of this Schedule 13D, such 984,182 shares of Common stock comprise 3.34% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            CRM Retirement shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            CRM Madison Partners, L.P.

            CRM Madison beneficially owns 984,182 shares of Common Stock comprised of 447,250 shares issuable upon conversion of $43,858 principal amount of Debentures and 81,880 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 421,248 shares issuable upon exercise of 421,248 G Warrants, 22,536 shares issuable upon exercise of 22,536 H Warrants, and 11,268 shares issuable upon exercise of 11,268 I Warrants currently owned by CRM Madison.

            For purposes of this Schedule 13D, such 984,182 shares of Common Stock comprise 3.34% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            CRM Madison shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            CRM U.S. Value Fund, Ltd.

            CRM U.S. Value beneficially owns 336,152 shares of Common Stock comprised of 154,120 shares issuable upon conversion of $64,217 principal amount of

            Debentures and 25,222 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 145,161 shares issuable upon exercise of 145,161 G Warrants, 7,766 shares issuable upon exercise of 7,766 H Warrants, and 3,883shares issuable upon exercise of 3,883 I Warrants currently owned by CRM U.S. Value.

            For purposes of this Schedule 13D, such 336,152 shares of Common Stock comprise 1.17% of the issued and outstanding shares of the Common Stock based on information received from the Company.

            CRM U.S. Value shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            A.C. Israel Enterprise, Inc.

            A.C. Israel beneficially owns 3,242,098 shares of Common Stock comprised of 1,027,480 shares issuable upon conversion of $428,117 principal amount of Debentures and 168,154 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 967,742 shares issuable upon exercise of 967,742 G Warrants, 51,772 shares issuable upon exercise of 51,772 H Warrants, 25,886 shares issuable upon exercise of 25,886 I Warrants, 218,372 shares of Common Stock and 782,692 shares issuable upon conversion of $242,635 principal amount of Class C Debentures currently owned by A.C. Israel.

            For purposes of this Schedule 13D , such 3,242,098 shares of Common Stock comprise 10.29% of the issued and outstanding shares of the Common Stock, based on information received from the Company.

            A.C. Israel shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            CRM-EFO Partners, L.P.

            CRM-EFO beneficially owns 810,523 shares of Common Stock comprised of 256,870 shares issuable upon conversion of $107,029 principal amount of Debentures and 42,038 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 241,936 shares issuable upon exercise of 241,936 G Warrants, 12,943 shares issuable upon exercise of 12,943 H Warrants, and 6,471 shares issuable upon exercise of 6,471 I Warrants, and 54,592 shares of Common Stock and 195,673 shares issuable upon conversion of $60,659 principal amount of Class C Debentures currently owned by CRM-EFO.

            For purposes of this Schedule 13D, such 810,523 shares of Common Stock comprise 2.77% of the issued and outstanding shares of the Common Stock.

            CRM-EFO shares the power to vote and dispose of all such securities with Cramer Rosenthal, its investment advisor with respect to such shares.

            The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
            Section 13(d)(3) of the Exchange Act. In the event such a "group" is deemed to exist between the Reporting Persons, the "group" beneficially owns 19,166,965 shares of Common Stock, comprised of 6,185,426 shares issuable upon conversion of $2,577,467 principal amount of Debentures and 1,012,279 shares issuable upon conversion of the paid-in-kind interest payments accrued on such Debentures as of October 15, 1998, 6,025,937 shares issuable upon exercise of 6,025,937 G Warrants, 311,638 shares issuable upon exercise of 311,638 H Warrants, 155,834 shares issuable upon conversion of 155,834 I Warrants, 1,194,492 shares of Common Stock and 4,281,329 shares issuable upon conversion of $1,400,000 principal amount of Class C Debentures currently owned by the Reporting Persons. For purposes of this Schedule 13D, such 19,166,965 shares of Common Stock comprise 41.27% of the issued and outstanding shares of Common Stock, based on information received from the Company. In the event a "group" is deemed to exist between the Reporting Persons within the meaning of 13(d)(3) of the Exchange Act, for purposes of this
            Schedule 13D each Reporting Person (other than Cramer Rosenthal) would be deemed to possess shared power to vote and dispose of the Common Stock held by such Reporting Person directly, with Cramer Rosenthal, the investment advisor to each such Reporting Person, and shared power to vote and dispose of the remainder of Common Stock of the Company beneficially owned by the "group". Cramer Rosenthal would be deemed to possess sole power to vote and dispose of the Common Stock directly held by it, and shared power to vote and dispose of the remainder of Common Stock beneficially owned by the "group".

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            Item 6 is hereby amended and restated to read as follows:

            In accordance with the terms of the Class C Debentures, from and after the earliest of (i) January 31, 1999, (ii) the consummation of a Qualifying Offering (as defined therein), or (iii) the date of any repayment notice given by the Company pursuant to Section 2(d) thereof, any holder of the Class C Debentures has the right, exercisable at his, her or its option at any time during which the principal amount of such Class C Debenture is outstanding, to convert the Class C Debenture, into a number of fully paid and non-assessable shares equal to (i) the result obtained by dividing the stated principal amount of the Class C Debenture by the conversion rate established for any equity security issued in a Qualifying Offering (as defined in the Class C Debenture), if the Class C Debenture is converted on or after the consummation of a Qualifying Offering, or (ii) if no Qualifying Offering has occurred on or prior to such conversion, the result obtained by dividing the stated principal amount of the Class C Debenture by (X) $0.52 per share if the Class C Debenture is converted on or prior to January 31, 1999, (Y) $0.45 per share if the Class C Debenture is converted on or after February 1, 1999 and on or prior to April 30, 1999, or
            (Z) $0.31 per share if the Class C Debenture is converted on or after May 1, 1999. The respective conversion prices set forth above are subject to adjustment in certain circumstances as provided in the Class C Debenture.

            Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of October 1998, the Company has agreed to provide certain registration rights to investors (including certain Reporting Persons) in the Class C Debentures purchased pursuant to the Second Purchase Agreement.

            Reference is made to Item 1 above regarding the Debentures, the G Warrants, the H Warrants and the I Warrants.

            Reference is made to Item 4 above regarding certain arrangements relating to transfer or voting of securities.

            Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            Item 7 is hereby amended as follows:

            4.    Form of Debenture,
            5.    Form of Class C Debenture.
            6.    Form of G Warrant.
            7.    Form of H Warrant.
            8.    Form of I Warrant.
            9.    Registration Rights Agreement

                                    SIGNATURE


            After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 1998

CRAMER ROSENTHAL McGLYNN, LLC


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title: Principal Director of Operations


L.A.D. EQUITY PARTNERS, L.P

By: Flint Investments, Inc.
its General Partner


By: /s/ Arthur J. Pergament
------------------------------------
Name:  Arthur J. Pergament
Title: Vice President


/s/ Gerald B. Cramer
---------------------------------------
Gerald B. Cramer


/s/ Edward. J. Rosenthal
---------------------------------------
Edward J. Rosenthal, Keogh


CRM 1997 ENTERPRISE FUND, LLC

By: Cramer Rosenthal McGlynn, LLC
its Managing Member


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title: Principal Director of Operations

CRM 1998 ENTERPRISE FUND, LLC

By: Cramer Rosenthal McGlynn, LLC,
its General Partner


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title: Principal Director of Operations


CRM PARTNERS, L.P.

By: CRM Management, Inc.
its General Partner


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title:  Vice President


CRM RETIREMENT PARTNERS, L.P.

By: CRM Management, Inc.
its General Partner


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title: Vice President


CRM MADISON PARTNERS, L.P.

By: CRM Management, Inc.
its General Partner


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title: Vice President

CRM U.S. VALUE FUND, LTD.

By: CRM Management, Inc.
its General Partner


By: /s/ Eugene A. Trainor
------------------------------------
Name:  Eugene A. Trainor
Title: Senior Vice President


A C. ISRAEL ENTERPRISES, INC.


By: /s/ Jay Howard
------------------------------------
Name: Jay Howard
Title:


CRM-EFO PARTNERS, L.P.

By: CRM-EFO Investments, LLC,
its General Partner

By: CRM Management Inc.,
its Managing Member


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title: Vice President


RICHARD S. FULD, JR.

By: Cramer Rosenthal McGlynn, LLC,
Attorney-in-Fact


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title: Principal Director of Operations

McGLYNN FAMILY PARTNERSHIP

By: Cramer Rosenthal McGlynn, LLC,
Attorney-in-Fact


By: /s/ Michael Marrone
------------------------------------
Name:  Michael Marrone
Title: Principal Director of Operations

                                  Exhibit Index

Sequential
Exhibit No.              Description                        Page No.
-----------              -----------                        --------

4.                       Form of Debenture,

5.                       Form of Class C Debenture.

6.                       Form of G Warrant.

7.                       Form of H Warrant.

8.                       Form of I Warrant.

9.                       Registration Rights Agreement